N E W S R E L E A S E

March 10, 2016

Nevsun Declares First Quarterly Dividend of 2016

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun) is pleased to advise that its Board of Directors has declared its regular quarterly cash dividend of US$0.04 per common share (US$0.16 per common share annually).  The dividend is payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com